UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

AUDIT TENDER PRESS RELEASE - 19.5.2015

SHELL TO PROPOSE THE APPOINTMENT OF EY AS AUDITOR FROM 2016

Royal Dutch Shell plc will propose to shareholders at the 2016 Annual General
Meeting that EY be appointed as the company’s auditor for the financial year
2016. This follows an extensive competitive tender, in line with industry best practice. As a result, EY will be recommended to succeed PwC, Shell’s sole auditor since 2005.

Guy Elliott, Chairman of Shell’s Audit Committee, said: “On behalf of Shell’s
Board of Directors, I’d like to thank PwC for their diligence and dedication.

“Subject to shareholder approval at the 2016 AGM, we look forward to working with EY.”

ENDS

Notes to editors:

Shell’s decision to embark upon a competitive tender process to appoint an external auditor was referenced in the company’s 2013 Annual Report.

Annual appointment of external auditors by AGM is required under UK law. The intention, subject to shareholder approval, is for EY to provide audit services for five years, with an option to extend for a further five years.

ENQUIRIES:
Shell International Media Relations +44 (0) 20 7934 5550

Royal Dutch Shell plc
Royal Dutch Shell plc is incorporated in England and Wales, has its headquarters in The Hague and is listed on the London, Amsterdam, and New York stock exchanges.  Shell companies have operations in more than 70 countries and territories with businesses including oil and gas exploration and production;
production and marketing of liquefied natural gas and gas to liquids;
manufacturing, marketing and shipping of oil products and chemicals and renewable energy projects. For further information, visit www.shell.com.

Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this presentation “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this presentation refer to companies in which Royal Dutch Shell either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as
“associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

Headquarters
Royal Dutch Shell plc
Carel van Bylandtlaan 30, 2596 HR The Hague
The Netherlands

This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2014
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward looking statement speaks only as of the date of this announcement, 19 May 2015. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: May 20, 2015	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary